First Quarter 2008 Results

28 May 2008

PT Indosat Tbk

IDX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As of 31 March 2008)

Rp38.58 trillion

Issued shares

5,433,933,500

Share Price (IIT)

(As of 31 March 2008) US$38.31

Hi/Lo (3 mo) US$47.01 / US$32.72

Share Price (ISAT)

(As of 31 March 2008) Rp7,100

Hi/Lo (3 mo) Rp8,750 / Rp5,850

Major Shareholders

(As of 31 March 2008)

ICL entities                                     40.81%

Public                                             36.38%

Government of Indonesia              14.29%

Fidelity entities                                 8.52%

IDR  to  USD Conversion

1 USD = Rp9,217 (31 March 2008)

Corporate and Bond Ratings

Moodys: Stable Outlook

: Ba1/LC Currency Issuer Rating

: Ba1/LC Corp Family Rating

S&P

: Stable Outlook

: BB/LT Foreign Issuer Credit

: BB/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB-/Foreign Currency LT Debt

: BB-/Local Currency LT Debt

Pefindo: idAA+/Long Term

Investor Relations Division

PT Indosat Tbk - Indonesia

Ph: +62 21 3869614/300030001

Fax : +62 21 3804045

Financial Summary For Period Ended 31 March 2008

In Rp Billion	1Q -2007	1Q -2008	(%) Change
Operating Revenues	3,774.8	4,269.2	13.1%
Operating Expenses	2,733.0	3,222.1	17.9%
Operating Income	1,041.8	1,047.1	0.5%
Other Income (Expenses)	(329.4)	(165.5)	(49.8%)
Net Income	483.9	613.9	26.9%
EBITDA	2,018.7	2,205.7	9.3%
EPS (in Rp)	89.1	113.0	26.8%

Balance Sheet as of  31 March 2008

	1Q -2007	1Q -2008	(%) Change
Total Assets	35,027.4	46,459.0	32.6%
Total Liabilities	19,341.0	29,298.2	51.5%
Total Stockholders Equity	15,686.4	17,160.8	9.4%

Financial Ratios For Period Ended 31 March 2008

	Formula	1Q-2007	1Q-2008
EBITDA Margin	EBITDA / Operating Revenues	53.5%	51.7%
Interest Coverage	EBITDA/Interest Expense	686.9%	530.2%
Gross Debt to Equity	Gross Debt /Total Equity	73.1%	101.9%
Net Debt to Equity	Net Debt / Total Equity	54.3%	57.1%

Highlights of the 1Q-2008

•

Indosat continues growing its revenue, EBITDA and net income year on year and realizes the intensifying competition and price war in 1Q 2008.

•

Cellular revenues grew by 11.0% driven by increasing subscriber base reaching 26.4 million.

•

Fixed data (MIDI) services grew by 30.8% driven mainly by an increase revenues in Internet, IPVPN and Word Link/Direct Link services.

•

Fixed voice (Fixed Telecommunication) services revenues grew by 6.1% driven mainly by increase of IDD traffic and increase of fixed wireless services (Starone) subscriber reaching of 716 thousand.

FIRST QUARTER 2008

OPERATING AND FINANCIAL RESULTS

Jakarta, 28 May 2008.  PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated First Quarter 2008 with limited audited by independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

The Company recorded operating revenues and operating income for the period ended 31 March 2008 amounting to Rp4,269.2 billion and Rp1,047.1 billion or grew 13% and 1% respectively. Net income was recorded Rp613.9 billion or grew 27%.

Operating revenues

Operating Revenues was Rp4,269 billion, an increase of Rp495 billion or grew 13.1% compared to 1Q-2007. The cellular services, fixed data services and fixed voice services contributed 75%, 15% and 10% respectively.

Cellular. The cellular operating revenues was Rp3,218.3 billion, an increase of 11.0% from Rp2,899.0 billion in the 1Q-2007 driven by an increase in subscriber base. As of 31 March 2008, Indosat reached 26.4 million subscribers or a total net add of 8.4 million subscribers from end 1Q-2007 or 1.9 million from end of 2007. ARPU cellular was Rp42,784 or decline 23% due to penetrating lower market and decrease in tariff as the impact of lower interconnection charges and tighter competition.

Fixed Data (MIDI). Operating revenues from fixed data services grew 30.8%, from Rp493.5 billion in 1Q-2007 to Rp645.3 billion in 1Q-2008 primarily due to increase revenues in Internet, IPVPN and Word Link/Direct Link services.

Fixed Voice (Fixed Telecommunication). Operating revenues from fixed voice services increased from Rp382.3 billion to Rp405.6 billion or grew by 6.1% on a year-on-year basis mainly due to increase of international call (IDD) revenue and increase of fixed wireless services revenue. The increase in IDD revenue was driven by increase of IDD traffic mainly the incoming traffic. Fixed wireless services contribution increased due to increase customer based after frequency migration.

Operating expenses

Operating expenses increased by Rp489 billion, or 17.9%, from Rp2,733.0 billion in the 1Q-2007 to Rp3,222.2 billion in the 1Q-2008 mostly due to increase in cost of services and depreciation expenses related to company expansion program, and also increase in marketing expense as the competition becoming intensifying.

Cost of Services expenses. It increased by Rp219.6 billion, or 20.2%, from Rp1,087.1 billion in 1Q-2007 to Rp1,306.7 billion in 1Q-2008. The increase was due to increase in government levies, utilities sites and rental site due to network expansion. Government levies consist of frequency fee including annual 3G license payment, USO and concession fee.

Depreciation and Amortization expenses. It increased by Rp181.7 billion or 18.6% from Rp.977.0 billion in the 1Q-2007 to Rp1,158.6 billion in  1Q-2008. The increase was due to the increase in capital expenditures.

Personnel expenses. It increased by Rp28.2 billion, or 7.9%, from Rp355.8 billion in 1Q-2007 to Rp384.0 billion in 1Q-2008. Personnel expenses grew primarily due to increase in salary, incentives and allowance.

Administration & General expenses. It increased by Rp6.6 billion or 3.9%, from Rp171.7 billion in 1Q-2007 to Rp178.3 billion in 1Q-2008. The increase was due to increase in rental and utilities expenses for offices.

Marketing expenses. It increased by Rp53.0 billion or 37.5%, from Rp141.4 billion in 1Q-2007 to Rp194.4 billion in 1Q-2008. The increase was due to aggressive marketing campaigns & promotion as well as customer loyalty programs in responding to tighter competition. As the percentage of revenue, Indosat still maintain its marketing expense below 5%.

Other income/ (expenses)

Other expenses decreased from Rp329.4 billion in 1Q-2007 to Rp165.5 billion in 1Q-2008 due mainly to gain on foreign exchange and increase in interest income despite increase in financing cost.

Financing cost. It increased by Rp120.8 or 39.8% from Rp303.5 billion in 1Q-2007 to Rp424.2 billion in 1Q-2008, due to new bond and loan issuances in 2007 and 2008. These new debts are to finance capital expenditure.

Gain (Loss) on Foreign Exchange-Net and Gain (Loss) on change in fair value of derivative-net.

Indosat recorded a gain in net-foreign exchange of Rp118.9 billion in 1Q-2008 compared to a loss of Rp48.5 billion in 1Q-2007 due to strengthening of the Rupiah against the US Dollar during first quarter of this year compared to weakening of Rupiah against US Dollar during the same period of last year. Indosat recorded a gain on change in fair value of derivative-net of Rp79.0 billion in 1Q-2008 which higher compared to gain on change in fair value of derivative-net Rp68.6 billion in 1Q-2007, due to decreased on interest swap rate.

Interest income. It increased by Rp72.6 billion or 206.1% from Rp.35.2 billion in 1Q-2007 to Rp.107.8 billion in 1Q-2008 due to the higher average cash balance.

Status of debt

Indosat debt composition in 1Q-2008 was Rp11,857.0 billion in bonds and Rp5,634.9 billion in loans. Debt currency composition was 67.2% in Rupiah and 32.8% in USD.

As of 31 March 2008, Indosat had outstanding debt of Rp17,491.9 billion. The portion of Rupiah debt increased due to issuances of Rupiah Bond V and Sukuk Ijarah II in May 2007 and additional loans in 2007 and 2008. The portion of US Dollar debt also increased as Indosat received loan for Palapa D satellite financing from HSBC France Coface in 1Q-2008. Indosat has hedging facility amounting to USD400.0 million or representing 63.13% of company’s USD denominated borrowings while the cash position as of 31 March 2008 was Rp7,695.8 billion. Therefore the net debt was Rp9,796.1 billion.

Capital expenditures

In 1Q-2008 Indosat committed of Rp2,047.4 billion capital expenditure plan as part of its 2008 capex plan of USD 1.2 billion

The capital expenditure as of 1Q-2008 was: (i)Rp1,530.2 billion for cellular network, (ii) Rp496.8 billion for fixed telecom, fixed data, backbone and subsidiary company capital expenditures, (iii)Rp16.9 billion for network and IT  and (iv) Rp3.5 billion for Regionals activities and Properties

Network Development

In First Quarter of 2008, Indosat added 907 new BTSs so that the total BTSs as of 31 March 2008 were 11,667.

In the first three months of 2008, we have installed 907 new BTSs, and as a result company’s BTSs as of March 31, 2008 were 11,667. Indosat cellular coverage has covered all 33 provinces, 425 Regencies or 97% of total regencies in Indonesia and 3,270 districts or 61% of total districts in Indonesia. As of March 31, 2007, we operate 7,666 BTS, 180 base station controllers and 50 mobile switching centers.

As of 31 March

  FY 2007

1Q 2008

Additional

Base Stations

10,760

11,667

907

Base station controllers

238

247

9

Mobile switching centers

56

61

5

Cellular Services

Mentari (prepaid cellular)

In January 2008, Indosat continued Mentari Freetalk Rp.5,000 program which offers customers who spend Rp5,000 to have Rp.5,000 free of voice call for the same day to all Indosat customers. We communicated this program through Mentari Rp 0,-  program which offers customers tariff of Rp0, until it reach the value of Rp.5.000. The program valid until April 30, 2008.

In February 2008, Indosat launched Mentari Free 1st minute program for Mentari customers which offers free of charge in the first minute up to 20 calls per day for customers who reload at least  Rp 10.000 for making local call to Mentari, IM3, and Matrix from 5.00 AM to 5.00PM. The Free 1st Minute will be given based on reload denomination. For reload amounted Rp10k and Rp20k will have free 1st minute for 7 days while reload more than Rp25k will get it for 15 days

Indosat extended Mentari Hebat 50 program which offers competitive local tariff for only Rp.50/30sec from Friday to Sunday for Mentari customers to other 4 Indosat registered customers.

Indosat continued its bonus SMS for every reload for all denomination.

IM3 (prepaid cellular)

In January 2008, Indosat launched new program namely IM3 Ce-eSan for IM3 customers, which is offers free SMS to their two friends which the GSM numbers has been registered to be their Ce-eSan. The IM3 customers can feel the benefit if their has doing voice call with accumulated Rp2000,-/day

In February 2008, Indosat launched IM3 per second tariff or IM3 Rp0.0000000000…1/sec which offers IM3 customers Rp15/second for on net call in the first 90 seconds and Rp0.0000000000…1/sec for the remaining of the call and Rp25/second for off net call in the first 90 second and Rp0.0000000000…1/second for the next 90 seconds and repeated cycle. The program valid until 30 June 2008.

Indosat offers SMS Rp88 to all operators in Bali and Nusa Tenggara area, Sulawesi, Maluku, Papua and also Medan/Nanggroe Aceh Darussalam. This program will be valid until 30 April 2008.

Indosat continued its bonus SMS for every reload for all denomination.

Matrix (postpaid cellular)

In February 2008, Indosat launched the supplementary package to add Matrix with unlimited GPRS for email and browsing using the blackberry handheld. The package is available for Matrix user and also newly potential Matrix BlackBerry user that may activate the service through Gallery or Indosat Account Executive.

In March 2008, Indosat offers unlimited GPRS access enabling existing Matrix BlackBerry users for retention purposes and loyalty rewards. Indosat also release newly Blackberry handset type of 8820, 8310 and 8320.

Fixed Data (MIDI) Services

In March 2008, Indosat decreased its Indosat World Link Tariff up to 15% on average basis to stay competitive.

In February 2008, PT Indosat Mega Media (IndosatM2) introduced newly IM2 Prepaid Wireless Broadband which enables the users to access internet through HSDPA (High Speed Downlink Packet Access) with prepaid method of payment. The user must buy the USIM inserted starter pack, and reload voucher with amount of Rp150.000,- , further activation can be made online through IM2 websites.

Fixed Voice Services

International call services

Indosat recorded total international call traffic of Indosat of 454 million minutes, an increase of 33% compared to the same period last year. Outgoing international grew by 76% mostly driven by successful FlatCall 01016 programs and incoming international call grew by 25% by successful volume commitment program.

Fixed Wireless Access Services (Star One)

Indosat continued  Starone program namely NGORBIT, which offers the cheap calls to others Starone customers Rp 25 per minutes or Rp 750 per hours, and tariff package only Rp 25.000 per month for unlimited calls to all Starone customers. The program valid until March 31, 2008.

RECENT DEVELOPMENTS

Mentari Sakti

IM3 Rp240 & Rp88 for unlimited call

Indosat Bond VI and Sukuk Ijarah III

Extended IM3 10-4-10

Indosat deploy Submarine Cable

Mentari Hebat All day

Plan for Syndicated Loan of US$200 million

Special tariff Flatcall 01016

Indosat offers HSPA  technology

StarOne Multi Package

Indosat Duo

Matrix Single Tariff

In April 2008, Indosat launched Mentari Sakti which offers Rp5/sec on Off Peak hours (23:00 – 17:00) and Rp20/sec on Peak hours (17:00 – 23:00) to call all operators nationwide.

In May 2008, Indosat extended its IM3 per second billing promotion into Rp8/sec for 30 seconds followed by Rp0.0000000000...1/sec for the remaining call for Java (Rp240/call) and Rp4/sec for 22 seconds followed by Rp0.0000000000...1/sec for the remaining call for outside Java (Rp88/call).

In April 9, 2008, Indosat issued Indosat Bond VI and Sukuk Ijarah III. Indosat Series A bonds in amount of Rp760.0 billion which bear interest at the fixed rate of 10.25% per annum will mature on April 9, 2013. Indosat Series B bonds in amount of Rp320.0 billion which bear interest at the fixed rate of 10.8% per annum will mature on April 9, 2015. Indosat Sukuk Ijarah III in amount of Rp570.0 billion and pays Rp14.6 billion on a qurterly basis.

In April 2008, Indosat extended its Raja SMS 10-4-10 program for IM3 customer with additional benefit of which is SMS bonus can be used to other operator.

In May 2008, Indosat started to deploy a submarine cable system, called “JAKABARE” (Java – Kalimantan – Batam – Singapore) project, connecting Indonesia and Singapore to fulfill broadband requirement in anticipating the growth of data and internet services in Indonesia.

In May 2008, Indosat launched Mentari Hebat 100 which modified previous Mentari 50 program which offers customers a local call of Rp100/30sec flat to 4 registered members all day and all week long.

Indosat has appointed DBS Bank and ING Bank as the arranger for Syndicated Loan of US$200 million with Green Shoe Option up to US$100 million.

In April 2008, Indosat launched FlatCall 01016 Special Tariff for Matrix, Mentari, IM3 and StarOne customers to have special tariff for international call by using 01016 to 15 countries. The tariff scheme is depend on which brand is being used, and the destination country.

In May, 2008, Indosat launched HSPA (High Speed Packet Access) technology to become the first operator to offer such advanced technology with the fastest Wireless Broadband in Indonesia with DownLink speed up to 14.4 Mbps and Uplink speed up to 1.4Mbps.

In April 2008, Indosat launched Starone Multi Package which offers several packages of voice & sms tariff as expansion of Ngorbit Rp.25.000/month with tagline “Pilih Semuanya, Irit Semuanya” (Choose All, All Cheap). Starone subscriber can choose the packages of Rp25/minute, Rp500/hour, Rp1500/day, Rp7500/week, Rp25,000/month and SMS Rp1,500/week.

CDMA & GSM service synergy by offering discount tariff for call forward from starone Jagoan to registered GSM Indosat number and 10% bonus on Reload GSM Indosat will be transferred to registered Starone number.

In April 2008, Indosat launched Matrix single tariff of Rp15/sec to all operators nationwide with free monthly fee and with minimum usage of Rp25,000.

Disclaimer Statement

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Attachment 1
PT INDOSAT Tbk AND SUBSIDIARIES
STATUS OF DEBT
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Facility	Amount	Maturity	Interest Rate
INDOSAT
IDR Bond
Bonds II (Rp billion)	200	2032	Series B Fixed 16% p.a.
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12% p.a.
Bonds V (Rp billion)	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
USD Bond
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Sharia Bond
Syariah Ijarah I (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Sukuk Ijarah II (Rp billion)	400	2014	Fixed Ijarah Return amounting to Rp10.2 payable on a quarterly basis
IDR Loan
Mandiri Loan (Rp billion)	2,000	2012	Fixed rate of 9.75% p.a. and 10.5% p.a. for the first 2 years, floating rate 3-month JIBOR + 1.5% p.a. for the following years
BCA Loan (Rp billion)	2,000	2012	Fixed rate of 9.75% p.a. and 10.5% p.a. for the first 2 years, floating rate 3-month JIBOR + 1.5% p.a. for the following years
DBS Loan (Rp billion)	500	2013	Fixed rate of 9.7% p.a. and 10.4% p.a. for the first 2 years, floating rate SBI 3M + 1.5% p.a. p.a. for the following years
Goldman Sachs International (“GSI”) (Rp billion)	434.3	2013	Fixed annual rate 8.75% p.a. times Rp434.3 billion.
			Fixed annual rate 6.45% p.a. times US$50 million if GSI exercise its option on the beginning of 5th year.
USD Loan
Finnish Export Credit Facility (US$ Million)	26.6	2011	Fixed 4.15% p.a.
HSBC France - Coface	57.0	2019	Fixed 5.69% p.a.
LINTASARTA
IDR Bond
Limited Bonds (Rp billion)	56.4*	2009	Floating maximum 19% p.a. and minimum 11% p.a.
IDR Loan
Facility 4 from Niaga (Rp billion)	18.0	2009	Annual rate of 3-month Certificates of Bank Indonesia plus 3% p.a.
Facility 5 from Niaga (Rp billion)	19.4	2011	Annual rate of 1-month Certificate of Bank Indonesia plus 2.25% p.a.
*After elimination of limited bonds issued to the Company

Attachment 2
PT INDOSAT Tbk AND SUBSIDIARIES
KEY OPERATIONAL DATA
FOR THE THREE MONTHS ENDED MARCH 31, 2007 & 2008
Description	Unit	YTD	YTD	Growth
		Ended	Ended
		31 Mar 2007	31 Mar 2008
		1	2	3=(2-1)/1
CELLULAR
Prepaid	subs	1,293,334	1,805,197	39.6%
Postpaid	subs	22,843	87,347	282.4%
Total Net Additions	subs	1,316,177	1,892,544	43.8%

Prepaid	subs	17,172,114	25,750,628	50.0%
Postpaid	subs	848,702	687,338	-19.0%
Total Cellular Subscribers	subs	18,020,816	26,437,966	46.7%

ARPU Prepaid	Rp	48,501	37,580	-22.5%
ARPU Postpaid	Rp	194,006	240,417	23.9%
ARPU Blended	Rp	55,507	42,784	-22.9%
BTS (2G & 3G)	Unit	7,666	11,667	52.2%
MOU Blended	Minutes	64.8	77.8	20.1%

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	15,368	40,626	164.4%
Domestic High Speed Leased Circuit	cct/64k	50,279	105,838	110.5%
Satellite Transponder Leased (external usage)	# transp	13.7	13.7	0.2%
Datacom
International High Speed Leased Circuit	cct/64k	973	808	-17.0%
Domestic High Speed Leased Circuit	cct/64k	8,200	10,729	30.8%
Frame Relay	port	883	752	-14.8%
IPVPN	cct/64k	3,496	9,782	179.8%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,094	929	-15.1%
Frame Relay	access	4,516	4,545	0.6%
VSAT	terminal	1,672	2,071	23.9%
IPVPN	link	3,245	4,715	45.3%

IM2
Internet Dial Up	user	26,029	19,173	-26.3%
Internet Dedicated	link	1,183	1,348	13.9%
IPVPN	link	274	454	65.7%

IDD
Outgoing Traffic	min	54,435,342	95,920,768	76.2%
Incoming Traffic	min	287,207,948	359,900,452	25.3%
Total Traffic	min	341,643,290	455,821,220	33.4%
I/C Ratio	-	5.3	3.8	-28.9%

Fixed Wireless
Prepaid	subs	410,166	677,163	65.1%
Postpaid	subs	24,051	39,050	62.4%
Total Subscribers	subs	434,217	716,213	64.9%

ARPU Prepaid	Rp	26,449	25,294	-4.4%
ARPU Postpaid	Rp	191,286	123,786	-35.3%
ARPU Blended	Rp	35,354	30,588	-13.5%

EMPLOYEES
Indosat and its subsidiaries	person	7,786	7,592	-2.5%
(including non permanent employees)

Attachment 3
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 & 2008
(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars, except Share Data)

		Three Months
		Ended March 31
	DESCRIPTION	2007	2008		Growth (2)
		Rp	Rp	US $ (1)

	OPERATING REVENUES
	Cellular	2,899.0	3,218.3	349.2	11.0%
	Multimedia, Data Communication, Internet ("MIDI")	493.5	645.3	70.0	30.8%
	Fixed Telecommunication	382.3	405.6	44.0	6.1%
	TOTAL OPERATING REVENUES	3,774.8	4,269.2	463.2	13.1%

	OPERATING EXPENSES
	Cost of services	1,087.1	1,306.7	141.8	20.2%
	Depreciation & amortization	977.0	1,158.6	125.7	18.6%
	Personnel	355.8	384.0	41.7	7.9%
	Marketing	141.4	194.4	21.1	37.5%
	Administration and general	171.7	178.3	19.3	3.9%
	TOTAL OPERATING EXPENSES	2,733.0	3,222.1	349.6	17.9%

	OPERATING INCOME	1,041.8	1,047.1	113.6	0.5%

	OTHER INCOME (EXPENSES)
	Gain (loss) on foreign exchange - net	(48.6)	118.9	12.9	344.9%
	Interest income	35.2	107.8	11.7	206.1%
	Gain on change in fair value of derivatives - net	68.6	79.0	8.6	15.1%
	Financing cost	(303.5)	(424.2)	(46.0)	39.8%
	Amortization of goodwill	(56.6)	(56.6)	(6.1)	0.0%
	Others - net	(24.6)	9.7	1.0	139.3%
	TOTAL OTHER INCOME(EXPENSES) - Net	(329.4)	(165.5)	(18.0)	-49.8%

	INCOME BEFORE INCOME TAX	712.4	881.6	95.6	23.8%

	INCOME TAX EXPENSE
	Current	207.9	298.9	32.4	43.7%
	Deferred	12.0	(39.7)	(4.3)	-430.1%
	TOTAL INCOME TAX EXPENSE	220.0	259.2	28.1	17.8%

	INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
	OF SUBSIDIARIES	492.4	622.4	67.5	26.4%

	MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(8.5)	(8.5)	(0.9)	0.0%

	NET INCOME	483.9	613.9	66.6	26.9%

	BASIC EARNINGS PER SHARE	89.05	112.97	0.01	26.9%

	DILUTED EARNINGS PER SHARE	88.63	112.97	0.01	27.5%

	BASIC EARNINGS PER ADS (50 B shares per ADS)	4,452.43	5,648.50	0.61	26.9%

	DILUTED EARNINGS PER ADS	4,431.67	5,648.50	0.61	27.5%

(1)	Translated into U.S. dollars using Rp9,217 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date
(2)	Percentage changes may vary due to rounding.

Attachment 4
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND 2008
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

		2007	2008
	DESCRIPTION	Rp	Rp	US$ (1)

ASSETS

CURRENT ASSETS
	Cash and cash equivalents	2,954.6	7,695.8		835.0
	Short-term investments - net of allowance	0.0	1.3		0.1
	Accounts receivable - net of allowance				-
	Trade				-
	Related parties	195.6	237.6		25.8
	Third parties	992.3	1,062.2		115.2
	Others	11.6	39.8		4.3
	Inventories	102.3	220.3		23.9
	Derivative assets	25.3	193.6		21.0
	Advances	30.0	40.0		4.3
	Prepaid taxes	1,014.2	662.1		71.8
	Prepaid expenses	255.8	477.5		51.8
	Other current assets	47.8	34.8		3.8
Total Current Assets		5,629.6	10,664.8		1,157.1

NON-CURRENT ASSETS
	Due from related parties - net of allowance	24.0	47.6	5.2
	Deferred tax assets - net	50.6	93.9	10.2
	Investment in associated companies - net of allowance	0.3	0.3	0.0
	Other long-term investments - net of allowance	8.5	2.7	0.3
	Property and equipment - net	25,354.3	32,126.5	3,485.6
	Goodwill and other intangible assets - net	2,592.0	2,276.2	247.0
	Long-term receivables	104.7	76.4	8.3
	Long-term prepaid pension - net of current portion	220.1	187.7	20.4
	Long-term advances	679.1	417.4	45.3
	Others	364.2	565.6	61.4
Total Non-current Assets		29,397.8	35,794.3	3,883.5

TOTAL ASSETS		35,027.4	46,459.0	5,040.6

(1)

Translated into U.S. dollars using Rp9,217 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

LIABILITIES AND STOCKHOKDERS' EQUITY

CURRENT LIABILITIES
Accounts payable - trade
Related parties	48.8	32.3	3.5
Third parties	290.5	468.4	50.8
Procurement payable	3,411.5	6,163.6	668.7
Taxes payable	225.5	282.1	30.6
Accrued expenses	975.4	1,282.5	139.1
Unearned income	581.9	743.9	80.7
Deposits from customers	106.6	30.4	3.3
Derivative liabilities	164.4	33.6	3.6
Current maturities of :			-
Loans payable	116.6	548.0	59.5
Bonds payable	1,055.5	1,860.0	201.8
Other current liabilities	27.5	72.9	7.9
Total Current Liabilities	7,004.4	11,517.7	1,249.6

NON-CURRENT LIABILITIES
Due to related parties	18.0	20.4	2.2
Deferred tax liabilities - net	1,260.9	1,450.3	157.3
Loans payable - net of current maturities			-
Related parties	637.1	2,244.3	243.5
Third parties	868.7	2,842.5	308.4
Bonds payable - net of current maturities	8,792.4	9,997.0	1,084.6
Other non-current libilities	550.4	929.0	100.8
Total Non-Current Liabilities	12,127.4	17,483.5	1,896.9

MINORITY INTEREST	209.2	297.0	32.2

STOCKHOLDERS' EQUITY
Capital stock	543.4	543.4	59.0
Premium on capital stock	1,546.6	1,546.6	167.8
Difference in transactions of equity changes in			-
associated companies / subsidiaries	403.8	403.8	43.8
Difference in foreign currency translation	1.0	8.4	0.9
Retained Earning			-
Appropriated	66.2	80.3	8.7
Unappropriated	12,641.6	13,964.5	1,515.1
Net income for this period	483.9	613.9	66.6
Total Retained Earning	13,191.7	14,658.6	1,590.4
Total Stockholders' Equity	15,686.4	17,160.8	1,861.9

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	35,027.4	46,459.0	5,040.6

(1) Translated into U.S. dollars using Rp9,217 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

Attachment 5
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2007 and 2008
(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars)

Description	2007	2008
	Rp	Rp	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers	3,842.1	3,992.1	433.1
Interest income	35.0	104.4	11.3

Cash paid for:
Employees, suppliers and others	(1,517.1)	(2,438.0)	(264.5)
Taxes	(157.0)	(476.3)	(51.7)
Financing cost	(191.5)	(328.7)	(35.7)
Net Cash Provided by Operating Activities	2,011.5	853.5	92.6

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,847.3)	(1,713.8)	(185.9)
Acquisition of intangible asset	-	(4.8)	(0.52)
Proceeds from sale of property and equipment	0.1	-	-
Net Cash Used in Investing Activities	(1,847.2)	(1,718.6)	(186.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	-	510.0	55.3
Decrease (increase) in restricted cash and cash equivalents	(1.1)	2.4	0.3
Repayment of long-term loans	(15.8)	(4.5)	(0.5)
Net Cash Provided by (Used in) Financing Activities	(16.9)	507.9	55.1

NET INCREASE IN CASH AND CASH EQUIVALENTS	147.4	(357.2)	(38.8)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,807.3	8,053.0	873.7

Stock options	(90.8)	-	-

1Q-08 Results Version 5/28/20085:56 PM